Exhibit 21.1

LIST OF SUBSIDIARIES OF MIDLAND STATES BANCORP, INC.

Subsidiary	Organized Under Laws of	Percent Owned by the Company

Midland States Bank	State of Illinois	100%

Midland States Preferred Securities Trust	State of Delaware	100% of common securities

Love Savings/Heartland Capital Trust III	State of Delaware	100% of common securities

Love Savings/Heartland Capital Trust IV	State of Delaware	100% of common securities

Grant Park Statutory Trust I	State of Delaware	100% of common securities

Heartland Business Credit Corporation	State of Missouri	100% owned by Midland States Bank

Love Funding Corporation	State of Virginia	100% owned by Midland States Bank

Heartland Premier, LLC	State of Missouri	51% owned by Midland States Bank

Heartland Preferred Mortgage Company, LLC	State of Missouri	51% owned by Midland States Bank